UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

8 August 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Logistics / Roll Royce partnership is a winner, 7 August 2006

7 August 2006

TNT Logistics / Roll Royce partnership is a winner

Rolls-Royce and TNT Logistics UK have won the Partnerships category in the prestigious Motor Transport 2006 industry awards.

The judges were looking for 'more than just a normal customer/supplier relationship. They wanted to see a project where companies worked as one, sharing information and ideas as well as profits or savings and where both sides have benefited'.

They chose TNT Logistics and Rolls-Royce from a strong list of entries. "The partnership has transformed the way in which Rolls-Royce transports goods ... a centrally managed network has resulted in major cost savings. TNT's implementation plan is reviewed every two weeks and its operations have grown steadily," they said.

In the six years the two companies have been working together, the scope of the partnership has extended from a UK-based traditional outsourcing contract to a global partnership. TNT Logistics undertakes a wide range of activities including an inbound parts collection service, a call centre, delivery of Rolls-Royce aero engine worldwide and warehousing of spares for the Rolls-Royce Naval Marine business.

Neil Crossthwaite, Managing Director TNT Logistics, says: "We are delighted to win this award in recognition of the true partnership we have with Rolls-Royce. It is a win-win situation that has allowed both of us to realise significant financial benefits." The partnership includes a 'Benefit Share' clause which has resulted in payments of more than half a million pounds to TNT Logistics.

Improvements in performance include:

-	30 % productivity improvements in transport process

-	Reduction of 2.7m road miles annually

-	Improvement in delivery performance of over 20%

-	50% reduction in goods receipts enquiries

-	Improvement from 25% to 100 percent of bar code compliance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 8 August 2006